Oncolin Therapeutics, Inc.
6750 West Loop South, Suite 790
Bellaire, Texas 77401

June 12, 2008

Keira Ino
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:  Oncolin Thereapeutics, Inc.
        Form 8-K filed May 27, 2008
        File No. 000-50541

Dear Ms. Ino,

In responding to your letter dated May 28, 2008 in reference to the Form 8-K filed by Oncolin Therapeutics, Inc. (Registrant) on May 27, 2008, File No. 000-50541, Registrant  acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Sincerely,

/s/ Steven M. Plumb

Steven M. Plumb, CPA

Chief Financial Officer